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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45150

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 (MM/DD/YY) AND ENDING December 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fillmore Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1441 W Ute Blvd, Suite 280
(No. and Street)

Park City	UT	84098
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith George — (908) 231-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Ln, Ste 214A	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
MAR 02 2020
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Olsson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTL Fillmore Advisors LLC., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SEE ATTACHED NOTARIAL CERTIFICATE 02/27/2020

COO/CCO
Title

Notary Public

This report contains** (check all applicable boxes):

X (a) Facing page.

X (b) Statement of Financial Condition.

(c) Statement of Income (Loss).

(d) Statement of Changes in Financial Condition.

(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

(g) Statement of Cash Flows.

(h) Computation of Net Capital.

(i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

(j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

(k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

(l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to the methods of consolidation.

X (m) An Oath or Affirmation.

(n) A copy of the SIPC Supplemental Report.

(o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of Oregon Notarial Certificate (ORS Ch. 194.280, 194.285)

Witnessing or Attesting a Signature

State of OREGON

County of Multnomah

Signed (or attested) before me on (date) February 27th, 2020

by (name(s) of individual(s)) James Olsson.

Anna D. Wells

Notary Public - State of Oregon

Official Stamp

OFFICIAL STAMP
ANNA D. WELLS
NOTARY PUBLIC OREGON
COMMISSION NO. 985587
MY COMMISSION EXPIRES MARCH 25, 2023

Document Description

This certificate is attached to page 1 of a Oath or Affirmation (title or type of document), dated February 27th, 20 20, consisting of 1 pages.

DeMarco
Sciaccotta
Wilkens &
Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
INTL Fillmore Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of INTL Fillmore Advisors, LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of INTL Fillmore Advisors, LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as INTL Fillmore Advisors, LLC's auditor since 2015.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 27, 2020

Phone:708.489.1680 Fax:847.750.0490 I dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
2639 Fruitville Road, Suite 303 I Sarasota, FL 34237

INTL Fillmore Advisors, LLC
(A Wholly-Owned Subsidiary of INTL FCStone Inc.)
Consolidated Statement of Financial Condition
December 31, 2019

ASSETS		
Cash	$	983,682
Due from clearing broker		226,093
Clearing deposit		250,000
Accounts receivable		438,740
Employee advances		185,000
Operating right of use assets		144,922
Equipment (less accumulated depreciation of $3,516)		21,802
Goodwill		1,896,630
Intangible assets (less accumulated amortization of $50,000)		700,000
Other assets		28,836
TOTAL ASSETS	$	4,875,705

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Commissions and bonuses payable	$	344,395
Trading deposit		125,000
Due to Parent		701,213
Due to affiliates, net		329,372
Operating lease liabilities		145,522
Accounts payable and accrued expenses		80,248
TOTAL LIABILITIES		1,725,750
MEMBER'S EQUITY		3,149,955
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	4,875,705

See accompanying notes to consolidated financial statement.

(1) Organization and Nature of Business

INTL Fillmore Advisors, LLC (The "Company") was formed as a Delaware limited liability company and is a wholly owned subsidiary of INTL FCStone Inc. (INTL or The Parent). The Company is a registered broker-dealer with Financial Industry Regulation Authority (FINRA) and the Securities and Exchange Commission ("SEC"). The Company operates as a fully disclosed introducing broker-dealer with the ability to trade domestic and foreign equities and options for institutional customers. The Company is exempt from the requirements of rule 15c3-3 of the SEC since it does not take custody of any customer funds or securities. In 2017, the Company opened a wholly-owned subsidiary, Fillmore Advisors Canada, ULC, which operates in Canada and is solely responsible for the remittance of compensation to one employee domiciled in Canada. Fillmore Advisors Canada, ULC does not receive any fees nor does it incur any expenses other than wages and associated employer costs.

As further discussed in Note 3 to the consolidated statement of financial condition, on September 1, 2019, INTL acquired 100% of the outstanding stock of the Company from Fillmore Holdings, LLC. The Company has elected to use pushdown accounting to establish a new accounting basis for the Company beginning September 1, 2019.

(2) Summary of Significant Accounting Policies

(a) Principles of Consolidation

This consolidated statement of financial condition includes the accounts of Fillmore Advisors, LLC and its wholly-owned subsidiary, Fillmore Advisors Canada, ULC ("Fillmore"). All significant intercompany transactions and balances have been eliminated.

(b) Basis of Accounting

The consolidated statement of financial condition is prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP").

(c) Concentration of Credit Risk

The Company's cash is primarily held at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a financially sound institution in order to minimize risk relating to exceeding insured limits.

(d) Income Taxes

The Company is treated as a disregarded entity and has no federal and state tax liabilities. Any liability on profits is reported on the tax return of the Parent entity and passed along to the individual members. Accordingly, no provision for income taxes is provided in the statement of financial condition. The tax years since inception remain open to examination by the major taxing jurisdictions to which the Company is subject.

(e) Equipment

Equipment is carried at cost less accumulated depreciation.

(f) ***Use of Estimates***

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of financial condition. Actual results could differ from those estimates.

(g) ***Accounts Receivable***

The Company reports all receivables at gross amounts. The Company evaluates its receivable balances and will establish an allowance account based on historical loss experience and current credit conditions. Management does not believe an allowance account is necessary at December 31, 2019.

(h) ***Translation of Foreign Currencies***

Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates.

(i) ***Leases***

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in a non-cancellable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term. The discount rate used to determine the lease liability and right of use asset was 5.1%.

(3) Acquisitions

As discussed in Note 1 to the consolidated statement of financial condition, on September 1, 2019, the Company was acquired by INTL pursuant to the Membership Unit Purchase Agreement, dated July 15, 2019 (the Agreement). The Acquisition was accounted for using the acquisition method under Accounting Standards Codification (ASC) Topic 805, Business Combinations. The purchase price consisted of $1.4 million of cash consideration and also includes contingent earn-out payments over the eight quarters following the acquisition. The contingent earn-out payments are variable in nature and equal to 50% of Segment Income, as defined in the Agreement, for each quarterly period. The fair value of the contingent consideration was estimated as $1.8 million as of the closing date.

The purchase price included certain identifiable intangible assets related to the Company's client base. Based upon the preliminary valuation analysis, the Company has allocated $750,000 of the excess consideration

over the preliminary fair value of tangible net assets acquired on the closing date to this intangible asset. The remaining excess of $1,896,630 was allocated to goodwill. The goodwill represents the synergies expected to be achieved by the combining the acquired business with the Parent's existing prime broker offering and the acquired assembled workforce.

The following represents a preliminary allocation of the purchase price to the fair value of identifiable assets acquired and liabilities assumed as of the acquisition date:

		Fair Value
Cash	$	207,340
Due from clearing broker		62,674
Clearing deposit		250,000
Accounts receivable		243,599
Employee advances		191,000
Due from Parent		155,000
Other assets		28,640
Total fair value of tangible assets aquired		1,138,253
Accounts payable and accrued expenses		143,757
Commissions and bonuses payable		268,512
Trading Deposit		125,000
Total fair value of tangible liabilities aquired		537,269
Fair value of net tangible assets acquired		600,984
Purchase price		3,247,614
Excess purchase price over fair value of tangible net assets acquired	$	**2,646,630**
Excess purchase price over fair value of tangible net assets acquired allocated to identifiable intangible assets:		
Client relationships	$	750,000
Total excess purchase price allocated to identifiable intangible assets		750,000
Remaining excess allocated to goodwill	$	1,896,630

(4) Intangible assets

During the year ended December 31, 2019, the Company recorded a definite-lived intangible asset subject to amortization of $750,000 for client-based assets acquired through the acquisition noted within the acquisition footnote.

(5) Clearing Deposit and Due from Clearing Firm

The Company is required to maintain a deposit of $250,000 according to the terms of its fully disclosed

clearing agreement with its clearing firm, Cowen Execution Services. This deposit is refundable to the Company upon termination of the agreement. The Company clears securities transactions through this clearing firm. Receivables due to or from the clearing firm are reconciled monthly and settled in the subsequent month.

(6) Commitments

Office Leases

The Company leases office space in Park City, Utah. The Company has provided a security deposit of $11,184.

(7) Off Balance Sheet Credit Risk

All transactions for the Company's customers are cleared through a carrying broker-dealer on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying statement of financial condition. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2019, all unsettled securities transactions were settled with no resulting liability to the Company. The Company seeks to limit risk associated with nonperformance by customers by monitoring all customer activity and reviewing information it receives from its clearing organization on a daily basis.

(8) Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated statement of financial condition for these indemnifications. The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated statement of financial condition for such indemnifications.

(9) Related-Party Transactions

The Due to Parent balance at year-end represents payroll and various invoices paid by the Parent on behalf of the Company. The Due to affiliates primarily represents invoices paid by affiliates on behalf of the Company. The outstanding balances are to be paid during 2020.

(10) Customer Concentrations

The Company had seven customers that represented approximately 95% of receivables at December 31, 2019.

(11) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2019, the Company had net capital of $222,038, which was $116,649 in excess of its required net capital of $105,389. The ratio of aggregate indebtedness to net capital was approximately 7.12.

INTL FILLMORE ADVISORS, LLC
(A Wholly-Owned Subsidiary of INTL FCStone Inc.)

Consolidated Statement of Financial Condition

December 31, 2019

(With Report of Independent Registered Public Accounting Firm Thereon)

INTL FILLMORE ADVISORS, LLC
1545412 W Ute Blvd, Suite 280
Park City, UT 84098

February 28, 2020

Securities and Exchange Commission
Division of Trading and Markets
Mail Stop 7010
100 F Street, NE
Washington, DC 20549

Gentlemen:

We are pleased to enclose a copy of the Financial Statements with "Independent Auditors' Report", **for *INTL FILLMORE ADVISORS, LLC*** as of and for the year ended December 31, 2019.

Please note that the report is marked "Confidential", so that the information contained therein is kept confidential. We have included a separate copy of the **'Statement of Financial Condition.'**

Will you be kind enough to acknowledge receipt of the above to us, using the enclosed envelope.

Very truly yours,

INTL FILLMORE ADVISORS, LLC

Enclosures,

Received by (stamp)________________________

Date and time received______________________

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